                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)


                        Under the Securities Act of 1934

                      Global Light Telecommunications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37934X100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                March 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                           [X]   Rule 13d-1(b)
                           [ ]   Rule 13d-1(c)
                           [ ]   Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------                                                          --------------------------
CUSIP No. 37934X100                                        13G                               Page 2 of 11 Pages
--------------------------------                                                          --------------------------

------- ----------------------------------------------------------------------------------------------------
1       Name of Reporting Person   Steven A. Van Dyke

        I.R.S. Identification No. of Above Person       Not applicable
------- ----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                     (a) [ ]
                                                                                             (b) [X]
------- ----------------------------------------------------------------------------------------------------
3       SEC Use Only

------- ----------------------------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        United States
-------------------- --------- -----------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               100,400
                     --------- -----------------------------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     3,142,100
                     --------- -----------------------------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               100,400
                     --------- -----------------------------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               3,142,100
------- ----------------------------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        3,242,500
------- ----------------------------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares                     [ ]

------- ----------------------------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        10.9%
------- ----------------------------------------------------------------------------------------------------
12      Type of Reporting Person

        IN, HC
------- ----------------------------------------------------------------------------------------------------

--------------------------------                                                          --------------------------
CUSIP No. 37934X100                                        13G                               Page 3 of 11 Pages
--------------------------------                                                          --------------------------

------- ----------------------------------------------------------------------------------------------------
1       Name of Reporting Person   Douglas P. Teitelbaum

        I.R.S. Identification No. of Above Person      Not applicable
------- ----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                     (a) [ ]
                                                                                             (b) [X]
------- ----------------------------------------------------------------------------------------------------
3       SEC Use Only

------- ----------------------------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        United States
-------------------- --------- -----------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               0
                     --------- -----------------------------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     3,142,100
                     --------- -----------------------------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               0
                     --------- -----------------------------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               3,142,100
------- ----------------------------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        3,142,100
------- ----------------------------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares                     [ ]

------- ----------------------------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        10.6%
------- ----------------------------------------------------------------------------------------------------
12      Type of Reporting Person

        IN, HC
------- ----------------------------------------------------------------------------------------------------

--------------------------------                                                          --------------------------
CUSIP No. 37934X100                                        13G                               Page 4 of 11 Pages
--------------------------------                                                          --------------------------

------- ----------------------------------------------------------------------------------------------------
1       Name of Reporting Person   John D. Stout

        I.R.S. Identification No. of Above Person       Not applicable
------- ----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                     (a) [ ]
                                                                                             (b) [X]
------- ----------------------------------------------------------------------------------------------------
3       SEC Use Only

------- ----------------------------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        United States
-------------------- --------- -----------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               21,300
                     --------- -----------------------------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     3,142,100
                     --------- -----------------------------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               21,300
                     --------- -----------------------------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               3,142,100
------- ----------------------------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        3,163,400
------- ----------------------------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares                     [ ]

------- ----------------------------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        10.7%
------- ----------------------------------------------------------------------------------------------------
12      Type of Reporting Person

        IN, HC
------- ----------------------------------------------------------------------------------------------------

--------------------------------                                                          --------------------------
CUSIP No. 37934X100                                        13G                               Page 5 of 11 Pages
--------------------------------                                                          --------------------------

------- ----------------------------------------------------------------------------------------------------
1       Name of Reporting Person   Tower Investment Group, Inc.

        I.R.S. Identification No. of Above Person            59-2924229
------- ----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                     (a) [ ]
                                                                                             (b) [X]
------- ----------------------------------------------------------------------------------------------------
3       SEC Use Only

------- ----------------------------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        Florida
-------------------- --------- -----------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               3,142,100
                     --------- -----------------------------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     0
                     --------- -----------------------------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               3,142,100
                     --------- -----------------------------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
------- ----------------------------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        3,142,100
------- ----------------------------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares                     [ ]

------- ----------------------------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        10.6%
------- ----------------------------------------------------------------------------------------------------
12      Type of Reporting Person

        HC
------- ----------------------------------------------------------------------------------------------------

--------------------------------                                                          --------------------------
CUSIP No. 37934X100                                        13G                               Page 6 of 11 Pages
--------------------------------                                                          --------------------------

------- ----------------------------------------------------------------------------------------------------
1       Name of Reporting Person   Bay Harbour Management, L.C.

        I.R.S. Identification No. of Above Person   59-3418243
------- ----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                     (a) [ ]
                                                                                             (b) [X]
------- ----------------------------------------------------------------------------------------------------
3       SEC Use Only

------- ----------------------------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        Florida
-------------------- --------- -----------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               3,142,100
                     --------- -----------------------------------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     0
                     --------- -----------------------------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               3,142,100
                     --------- -----------------------------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
------- ----------------------------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        3,142,100
------- ----------------------------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares                     [ ]

------- ----------------------------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        10.6%
------- ----------------------------------------------------------------------------------------------------
12      Type of Reporting Person

        IA
------- ----------------------------------------------------------------------------------------------------

--------------------                                         -------------------
CUSIP No. 37934X100               13G                         Page 7 of 11 Pages
--------------------                                         -------------------





Item 1(a)         Name of Issuer

                  Global Light Telecommunications, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  West Hastings Street, Suite 1030
                  Vancouver, BC V6C 2W2

Item 2(a)         Name of Person(s) Filing:

                  Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and president of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum") and John D. Stout ("Mr. Stout"), in their capacities as stockholders of Tower.

Item 2(b)         Address of Principal Business Office:

                  The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum and Mr. Stout's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c)         Citizenship:

                  Bay Harbour - Florida
                  Tower - Florida
                  Mr. Van Dyke - United States
                  Mr. Teitelbaum - United States
                  Mr. Stout - United States

--------------------                                         -------------------
CUSIP No. 37934X100               13G                         Page 8 of 11 Pages
--------------------                                         -------------------





Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share, of Global Telecommunications, Inc. ("GBT Common Stock").

Item 3            The person(s) filing is (are):

                  Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                  Tower is a parent holding company of Bay Harbour.

                  Mr. Van Dyke is a "parent holding company" of Bay Harbour.

                  Mr. Teitelbaum is a "parent holding company" of Bay Harbour.

                  Mr. Stout is a "parent holding company" of Bay Harbour.

Item 4(a)         Amount Beneficially Owned:

                  As of March 31, 2001, Bay Harbour may be deemed to be the beneficial owner of 3,142,100 shares of GBT Common Stock as a result of voting and dispositive power that it held with respect to the 3,142,100 shares of GBT Common Stock held for the account of private investment funds and managed accounts.

                  As of March 31, 2001, Tower may be deemed to be the beneficial owner of the 3,142,100 shares of GBT Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

                  As of March 31, 2001, Mr. Van Dyke may be deemed beneficial owner of 3,242,500 shares of Common Stock consisting of (i) 3,142,100 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) 100,400 shares of Common Stock beneficially owned by Mr. Van Dyke. Mr. Van Dyke is a stockholder and President of Tower.

                  As of March 31, 2001, Mr. Teitelbaum may be deemed the beneficial owner of 3,142,100 shares of GBT Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

--------------------                                         -------------------
CUSIP No. 37934X100               13G                         Page 9 of 11 Pages
--------------------                                         -------------------

                  As of March 31, 2001, Mr. Stout may be deemed the beneficial owner of 3,163,400 shares of Common Stock consisting of (i) 3,142,100 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) 21,300 shares of Common Stock beneficially owned by Mr. Stout. Mr. Stout is a stockholder of Tower.

Item 4(b)         Percent of Class:

                  10.9% (10.7% beneficially owned by Mr. Stout) (10.6% benefically owned by Tower, Bay Harbour and Mr. Teitelbaum).

Item 4(c)         Number of shares as to which reporting persons have:

                  Number of shares as to which Bay Harbour has:

                  (i)      sole power to vote or direct the vote: 0
                  (ii)     shared power to vote or to direct the vote: 3,142,100
                  (iii) the sole power to dispose of or to direct the disposition of: 0
                  (iv) shared power to dispose of or to direct the disposition of: 3,142,100

                  Number of shares as to which Tower has:

                  (i)      sole power to vote or direct the vote: 0
                  (ii)     shared power to vote or to direct the vote: 3,142,100
                  (iii) the sole power to dispose of or to direct the disposition of: 0
                  (iv) shared power to dispose of or to direct the disposition of: 3,142,100

                  Number of shares as to which Mr. Van Dyke has:

                  (i)      sole power to vote or direct the vote: 100,400
                  (ii)     shared power to vote or to direct the vote: 3,142,100
                  (iii) the sole power to dispose of or to direct the disposition of: 100,400
                  (iv) shared power to dispose of or to direct the disposition of: 3,142,100

                  Number of shares as to which Mr. Teitelbaum has:

                  (i)      sole power to vote or direct the vote: 0
                  (ii)     shared power to vote or to direct the vote: 3,142,100
                  (iii) the sole power to dispose of or to direct the disposition of: 0
                  (iv) shared power to dispose of or to direct the disposition of: 3,142,100

                  Number of shares as to which Mr. Stout has:

                  (i)      sole power to vote or direct the vote: 21,300
                  (ii)     shared power to vote or to direct the vote: 3,142,100

--------------------                                         -------------------
CUSIP No. 37934X100               13G                        Page 10 of 11 Pages
--------------------                                         -------------------

                  (iii) the sole power to dispose of or to direct the disposition of: 21,300
                  (iv)     shared   power  to   dispose  of  or  to  direct  the
                           disposition of: 3,142,100

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of another
                  Person

                  The limited Partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of GBT Common Stock reported in this Amended Schedule 13G representing more than five percent of the outstanding GBT Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See Item 3 hereof.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of the Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------                                         -------------------
CUSIP No. 37934X100               13G                        Page 11 of 11 Pages
--------------------                                         -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001                        BAY HARBOUR MANAGEMENT, L.C.


                                            By: /s/ Steven A. Van Dyke
                                                -------------------------------
                                                Name:  Steven A. Van Dyke
                                                Title:  President

Date:  April 6, 2001                        TOWER INVESTMENT GROUP, INC.


                                            By: /s/ Steven A. Van Dyke
                                                -------------------------------
                                                Name:  Steven A. Van Dyke
                                                Title:  President



Date:  April 6, 2001                           /s/ Steven A. Van Dyke
                                                -------------------------------
                                                Steven A. Van Dyke




Date:  April 6, 2001                           /s/ Douglas P. Teitelbaum
                                                -------------------------------
                                                Douglas P. Teitelbaum



Date:  April 6, 2001                           /s/ John D. Stout
                                                -------------------------------
                                                John D. Stout